CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

Expressed in United States Dollars

April 30, 2018

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Cannex Capital Holdings Inc. (formerly Arco Resources Corp.)

We have audited the accompanying consolidated financial statements of Cannex Capital Holdings Inc. (formerly Arco Resources Corp.), which comprise the consolidated statements of financial position as at April 30, 2018 and September 30, 2017 and the consolidated statements of comprehensive loss, cash flow and equity for the period from formation on February 23, 2017 to September 30, 2017 and the seven months ended April 30, 2018, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cannex Capital Holdings Inc. (formerly Arco Resources Corp.) as at April 30, 2018 and September 30, 2017, and its financial performance and its cash flows for the period from formation on February 23, 2017 to September 30, 2017 and the seven months ended April 30, 2018 in accordance with International Financial Reporting Standards.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

August 28, 2018

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Consolidated Statements of Financial Position
(United States dollars)

	Note	April 30	September 30
		2018	2017
		$	$

ASSETS

Current assets
Cash and cash equivalents		11,862,715	279,040
Accounts receivable	7, 20	1,582,994	264,186
Current portion of notes receivable	14, 20	157,084	-
Inventory		147,705	107,014
Prepaid expenses		128,798	385,789
Total current assets		13,879,296	1,036,029

Non-current assets
Deposits		59,456	33,126
Property, plant and equipment	9	30,277,769	30,714,806
Convertible note receivable and derivative asset	8	2,511,759	-
Notes receivable	14, 20	370,508	-
Total non-current assets		33,219,492	30,747,932

Total assets		47,098,788	31,783,961

LIABILITIES

Current liabilities
Revolving loans	12	-	3,251,062
Accounts payable and accrued liabilities	13, 20	2,377,155	2,833,857
Income taxes payable	22	75,000	-
Unearned revenue		-	44,972
Promissory notes due within 12 months	14	932,266	20,568,126
Convertible promissory notes due within 12 months	15	1,144,201	-
Derivative liability	15	5,077,000	-
Total current liabilities		9,605,622	26,698,017

Non-current liabilities
Promissory notes	14	1,603,782	1,905,460
Convertible promissory notes	15	3,745,285	-
Deferred income taxes	22	1,117,295	1,919,930
Total non-current liabilities		6,466,362	3,825,390

Total liabilities		16,071,984	30,523,407

EQUITY
Share capital - common	16	31,007,807	413,764
Share capital – Class A	16	1,462,329	-
Share subscriptions received		-	188,800
Members’ equity		-	1,885,477
Reserves		3,475,788	(9,272)
Deficit		(4,919,120)	(1,218,215)
		31,026,804	1,260,554

Total liabilities and equity		47,098,788	31,783,961
Commitment (note 21)
Event after the reporting period (note 27)

On behalf of the directors:

"Leo Gontmakher"	Director	"Roman Tkachenko"	Director
Leo Gontmakher		Roman Tkachenko

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Consolidated Statements of Comprehensive Loss
(United States dollars)

	Note	Seven Months	Formation on
		Ended	February 23, 2017
		April 30	to September 30,
		2018	2017
		$	$

Product sales	20, 23	2,241,928	773,638
Cost of sales		(1,651,426)	(645,823)
Gross profit		590,502	127,815
Rental income	20, 23	4,698,240	2,565,376
		5,288,742	2,693,191

Operating expenses
Consulting		244,106	103,090
Depreciation	9	1,398,025	627,880
Foreign exchange		(270,211)	-
General		282,570	28,938
Interest	20	869,961	792,805
Investor relations		131,206	7,608
Professional		411,853	130,952
Rent		128,952	14,105
Share-based compensation	16, 19	3,752,715	-
Shareholder and regulatory		42,442	-
Property taxes		165,354	179,154
Travel		197,568	-
Wages and salaries	20	272,465	106,944
		7,627,006	1,991,476

Income (loss) before other items		(2,338,264)	701,715

Other income (expense)
Change in fair value of derivative liabilities	15	(488,000)	-
Listing expense	10	(1,671,184)	-
Interest income		68,908	-
Income (loss) before income taxes		(4,428,540)	701,715
Income taxes
Current	22	(75,000)	-
Deferred	22	802,635	(1,919,930)
		727,635	(1,919,930)

Loss for the period		(3,700,905)	(1,218,215)
Translation loss		(348,809)	(9,272)
Comprehensive loss for the period		(4,049,714)	(1,227,487)
Basic and diluted loss per share	25	(0.03)	(0.09)
Weighted average number of shares outstanding	25	128,941,519	13,147,825

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Consolidated Statements of Cash Flow
(United States dollars)

	Note	Seven Months	Formation on
		Ended	February 23, 2017
		April 30	to September 30,
		2018	2017

		$	$

Operating activities
Loss for the period		(3,700,905)	(1,218,215)
Items not requiring cash:
Depreciation	9	1,398,025	627,880
Share-based compensation	16, 19	3,752,715	-
Interest expense		869,961	792,805
Shares issued for payment of consulting services		-	103,094
Listing expense	10	1,671,184	-
Change in fair value of derivative liabilities	15	488,000	-
Loss on sale of equipment	9	141	-
Changes in working capital:
Accounts receivables		(1,307,963)	966,915
Inventory		(40,691)	691,901
Prepaid expense		252,677	(226,494)
Notes receivable	14	(527,592)	-
Accounts payable		226,034	(2,109,665)
Taxes payable	22	(727,635)	1,919,930
Unearned revenue		(44,972)	44,972
		2,308,979	1,593,123
Income taxes		-	-

Net cash generated from operations		2,308,979	1,593,123

Investing activities
Cash acquired from acquisitions	10	4,907	183,148
Deposits		(26,330)	(33,126)
Convertible note receivable	8	(2,500,000)	-
Purchase of property, plant and equipment	9	(974,129)	(1,297,739)
Proceeds on sale of property, plant and equipment	9	13,000	-

Net cash used in investing activities		(3,482,552)	(1,147,717)

Financing activities
Issuance of common shares for cash, net of issuance costs		35,834,264	154,403
Shares subscriptions received		-	188,800
Capital contributed		-	2,308,380
Capital repaid		-	(499,999)
Revolving loan advances	12	(3,333,880)	725,000
Revolving loan proceeds	12	257,173	-
Loan proceeds	14	230,000	-
Loan repayments	14	(19,383,803)	(2,798,485)
Interest paid	12, 14	(490,322)	(236,911)

Net cash generated by (used in) financing activities		13,113,432	(158,812)

Effect of exchange rate movements on cash		(356,184)	(7,554)

Change in cash and cash equivalents		11,583,675	279,040
Cash and cash equivalents, beginning of period		279,040	-
Cash and cash equivalents, end of period		11,862,715	279,040
Cash and cash equivalents comprise
Cash		11,583,675	279,040
Cash equivalents		279,040	-
		11,862,715	279,040
Supplemental disclosure with respect to cash flow (note 26)

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Consolidated Statements of Equity
(United States dollars)

						Share sub-	Members’	Reserves	Deficit	Total
						scriptions	equity
	Note	Number of Shares		Share capital		received
		Common	Class A	Common	Class A
				$	$	$	$	$	$	$

Formation on February 23, 2017		-	-	-	-	-	-	-	-	-
								-		-
Private placements, net of share issue costs	16	19,350,355	-	152,003	-	-	-	-	-	152,003
Shares issued for payment of consulting services	16, 20	16,360,056	-	261,761	-	-	-	-	-	261,761
Shares subscriptions received	16	-	-	-	-	188,800	-	-	-	188,800
Cash contributed	16	-	-	-	-	-	2,308,380	-	-	2,308,380
Cash distributed	16	-	-	-	-	-	(499,999)	-	-	(499,999)
Loans converted to equity	16	-	-	-	-	-	1,706,120	-	-	1,706,120
Effect of acquisitions under common control	11	-	-	-	-	-	(1,629,024)	-	-	(1,629,024)
Foreign currency translation loss	17	-	-	-	-	-	-	(9,272)	-	(9,272)
Loss for the period		-	-	-	-	-	-	-	(1,218,215)	(1,218,215)

September 30, 2017		35,710,411	-	413,764	-	188,800	1,885,477	(9,272)	(1,218,215)	1,260,554

Loans converted to equity	16	-	-	-	-	-	892,265	-	-	892,265
Private placements, net of share issue costs	16	97,783,651	-	2,003,375	-	(188,800)	-	-	-	1,814,575
Reverse takeover of Arco	10	2,000,003	-	1,558,802	-	-	-	-	-	1,558,802
Reverse take-over amalgamation	1, 16	(96,521,734)	96,521,734	(7,717,612)	1,462,329	-	(2,777,742)	-	-	(9,033,025)
Private placement as part of RTO, net of issue costs	16	48,219,872	-	34,749,478	-	-	-	-	-	34,749,478
Agent warrants issued	18	-	-	-	-	-	-	554,933	-	554,933
Share-based compensation	19	-	-	-	-	-	-	3,278,936	-	3,278,936
Foreign currency translation loss		-	-	-	-	-	-	(348,809)	-	(348,809)
Loss for the period		-	-	-	-	-	-	-	(3,700,905)	(3,700,905)

April 30, 2018		87,192,203	96,521,734	31,007,807	1,462,329	-	-	3,475,788	(4,919,120)	31,026,804

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

1.	Corporate Information

Cannex Capital Holdings Inc. (formerly Arco Resources Corp.) ("Cannex" or the "Company") was incorporated as Atomic Minerals Ltd. on March 13, 2006 pursuant to the provisions of the British Columbia Business Corporations Act and was previously listed on the NEX board of the TSX Venture Exchange.

On March 13, 2018, Cannex Capital Group Inc. (the "Cannex Group") and its security holders (the "Cannex Group Security holders") completed an amalgamation with Arco Resources Corp. ("Arco"), a public company listed on the NEX board of the TSX Venture Exchange (the "Exchange") pursuant to which the Cannex Group Security holders transferred all of their common shares of Cannex Group in exchange for common shares of Arco on a 1:1 ratio. The transaction resulted in the former Cannex Group Security holders obtaining control the resulting issuer, and therefore constituted a reverse takeover (the "RTO Amalgamation") under the policies of the Exchange.

Concurrently with the RTO Amalgamation Cannex Group completed the acquisition of 100% of the membership units of BrightLeaf, LLC ("BrightLeaf"), an entity under common control with Cannex Group, for cash of $22,532,608, the issuance of convertible promissory notes of $9,033,025 (note 15) and the assumed debts of $4,434,370. Prior to the acquisition BrightLeaf debt of $892,265 was converted to equity of BrightLeaf (note 16).

The ongoing entity, being the combined operations of Cannex Group and BrightLeaf, has adopted the name Cannex Capital Holdings Inc.. Cannex has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of Cannex and the net assets of Arco at the date of the RTO Amalgamation are deemed to have been acquired by Cannex (note 10). These consolidated financial statements include the results of operations of Arco from March 13, 2018. The comparative figures are those of Cannex prior to the RTO Amalgamation.

In connection with the RTO Amalgamation, Cannex delisted its common shares from the NEX and relisted on the Canadian Securities Exchange and completed a private placement, net of issuance costs, for $34,749,478 (note 16). The Company’s common shares resumed trading on the Canadian Securities Exchange under the symbol "CNNX" on March 14, 2018.

The Company leases real estate and sells supplies to cannabis producers and is seeking to expand through investments in cannabis growers, processors and retailers. The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

2.	Basis of Presentation

	a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial

Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company’s board of directors approved the release of these consolidated financial statements on August 28, 2018.

	b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in note 3. The consolidated financial statements are presented in United States dollars. The functional currency of the parent company, Cannex, is the Canadian dollar ("C$") and the functional currency of its subsidiary companies is the United States dollar ("$").

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

	c)	Going concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company indirectly derives its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. The Company is not directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in either Canada or the United States, nor is the Company directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical cannabis marketplace in Canada or the United States.

Almost half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol ("THC"), while other states have regulated the sale and use of medical cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act (the "CSA") in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to the periods presented in these financial statements unless otherwise indicated.

	a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly- owned subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

Cannex’s principal subsidiaries are:

Entity	Ownership	Principal Activity
	Percentage
BrightLeaf Development LLC ("BrightLeaf")	100%	Real estate holding
Real Estate Properties LLC ("REP")	100%	Real estate holding
Fuller Hill Development Co LLC ("Fuller")	100%	Leaseholds
Ag-Grow Imports LLC ("Ag-Grow")	100%	Sale of supplies
Cannex Capital Group Inc. ("Cannex Group")	100%	Holding
Cannex Holdings (Nevada) Inc. ("Cannex USA")	100%	Holding

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Business combinations under common control

Business combinations under common control are accounted for prospectively using the predecessor basis of accounting method. Under this method the assets and liabilities of the acquired business under common control are recognized upon consolidation at the carrying amounts recorded in the books of the acquired company.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

	b)	Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the period-end date and the related translation differences are recognized in net income.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in loss for the period. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss. Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated.

Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

The results of operations which have a different functional currency than the United States dollar ("USD") are translated to USD at appropriate average rates of exchange during the year and are included in other comprehensive income (loss). The assets and liabilities of these operations are translated to USD at rates of exchange in effect at the end of the period. Gains or losses arising on translation of these operation’s assets and liabilities to USD at period end are recognized in reserves as a foreign currency translation adjustment. When these operations are sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

	c)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

	d)	Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods:

• Weighted average cost

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventory as at April 30, 2018 consists entirely of finished goods.

	e)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking in to account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below must also be met before revenue is recognized.

Rental income

The Company accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements including property tax and operating cost recoveries. The Company reports rental revenue based on the periodic rent due under the terms of the lease.

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually when goods are transferred to the final purchaser.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

	f)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Such costs include appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized.

The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized on a net basis in profit or loss.

Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the assets as follows:

Years

Buildings	30
Leasehold improvements	over lease period
Equipment and fixtures	5-7

Depreciation methods, useful lives and residual values are reviewed at each financial period end and adjusted if appropriate.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

	g)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset, except for a property previously revalued, where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

	h)	Financial instruments

At April 30, 2018, the Company did not have available-for-sale or held-to maturity financial instruments. The Company classifies its financial instruments as follows:

Loans and receivables, recorded at	•	Cash and cash equivalents
amortized cost	•	Accounts receivables
	•	Deposits
	•	Convertible note receivable
	•	Notes receivable
Financial assets at fair value through profit	•	Derivative asset
or loss

Financial liabilities, recorded at amortized	•	Revolving loans
cost	•	Accounts payable and accrued liabilities
	•	Promissory notes payable
	•	Convertible promissory notes
Financial liabilities at fair value through	•	Derivative liability
profit or loss

Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All financial assets are initially recognized at fair value plus transaction costs, except FVTPL, and are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at Fair Value Through Profit or Loss (FVTPL)

Financial assets are classified as FVTPL when the asset is either:

  held for trading; or

  designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of operations and comprehensive income.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive income.

Loans and trade receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and trade receivables are derecognized or impaired, as well as through the amortization process.

Impairment on financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities in the following categories: FVTPL and amortized cost. FVTPL liabilities contain a host liability and an embedded equity conversion feature. These instruments, are initially measured by subtracting the fair value of the conversion feature from the face value and are subsequently measured at amortized cost. The fair value of the embedded liability component is remeasured in subsequent periods and any change charged to profit or loss.

Amortized cost liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. These financial liabilities are classified as current or non-current based on their maturity date.

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

3.	Significant Accounting Policies (continued)

Financial instruments

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than FVTPL, which are expensed as incurred, are included in the initial carrying value of such instruments.

i)	Derivatives

Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met. Derivatives are initially measured at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes are recognized in profit or loss. The Company has convertible promissory notes payable and receivable for which the conversion feature is an embedded derivative (notes 8 and 15).

j)	Provisions

Other provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

k)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share options and warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

4.	Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the period, or were mandatory for the Company’s fiscal periods beginning on or after May 1, 2018 or are required to be adopted in future periods. The following pronouncements are relevant to the consolidated financial statements:

New standards, interpretations and amendments not yet effective

	a)	IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. On July 24, 2014, the IASB affirmed its proposal to deter the effective date of IFRS 9 to periods beginning after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements, but does not expect the impact to be material.

	b)	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018. Earlier application of IFRS 15 continues to be permitted. The Company does not intend to early adopt this standard. This standard is not expected to materially affect the Company’s Consolidated Statement of Comprehensive Income, but is expected to require additional disclosures.

	c)	IFRS – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as January 1, 2019 approaches.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

5.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Significant estimates made in the preparation of these consolidated financial statements include the following areas:

Useful lives of property, plant and equipment

Property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of loss and other comprehensive loss in specific periods.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory quarterly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Share-based compensation

Share-based payments expense is measured by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures. The value of the share-based compensation for the seven months ended April 30, 2018 along with the assumptions and model used for estimating fair value for share-based compensation transactions, are disclosed in note 19.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

5.	Critical Accounting Estimates and Judgments (continued)

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. The assumptions regarding the derivative assets/liabilities are disclosed in notes 8 and 15.

Impairment

Long-lived assets, including property, plant and equipment are reviewed for indicators of impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the CGU). Judgments and estimates are required in defining a CGU and determining the indicators of impairment and the estimates required to measure an impairment, if any.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

5.	Critical Accounting Estimates and Judgments (continued)

Significant judgements made in the preparation of these consolidated financial statements include the following areas:

Combinations with entities under common control

Business combinations under common control are business combinations involving entities or businesses under common control, in which all of the combining entities or businesses are ultimately controlled by the same party both before and after the business combination. There is currently no guidance in IFRS on the accounting treatment for business combinations among entities under common control.

The application of the predecessor values method applies the concept of IAS 8 Accounting Policies, Changes in Estimates, and Errors whereby if no applicable standard or interpretation exists, then management must develop a policy that is relevant to the decision-making needs of the users, and that is reliable.

Segmented reporting

The Company must exercise judgement in defining its business segments (note 23) and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management. From time to time, assets and personnel of one division may be used to benefit another division resulting in inaccuracies, but these are not material.

Income taxes

The Company must exercise judgment in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for expected tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

6.	Capital Management

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with major financial institutions.

There were no changes to the Company’s approach to capital management during the period ended April 30, 2018. The Company is not subject to any externally imposed capital requirements.

7.	Accounts Receivable

	April 30	September 30
	2018	2017

	$	$

Trade accounts receivable	1,515,887	263,644
Allowance for doubtful debts	-	-
Net trade accounts receivable	1,515,887	263,644
Other receivables	67,107	542
	1,582,994	264,186

As at April 30, 2018, two customers accounted for 86% (2017 – 96%) of total accounts receivable (note 20).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

8.	Convertible Note Receivable and Derivative Asset

In April 2018, the Company subscribed for a promissory note with Ametrine Wellness dba Jetty Extracts ("Jetty"), a company which holds a 99.99% membership interest in Jetty Marketing, LLC a 50% membership interest in Jetty MindTricks, LLC, and a 5% membership interest in 57th Avenue LLC. Jetty is a California-based processor and distributor of cannabis products.

The Company agreed to advance up to $5,000,000 to Jetty. Advances are secured by the assets of Jetty and bear interest at 8% annually, due on maturity; and the promissory note will mature on October 10, 2020. In April 2018, the Company advanced $2,500,000 under the note and, subsequent to April 30, 2018, in August 2018, advanced a further $1,000,000. The loan may be converted into class A common stock of Jetty at a price equal to the lesser of (a) a 20% discount to the share valuation of the next bona fide capital raise after April 2018 or (b) a $30,000,000 valuation. The Company is not able to exert significant influence over the operations of Jetty.

The option to settle the promissory notes in common shares of Jetty represents an embedded derivative in the form of a call option to the Company. Jetty is a private company and its shares cannot be reliably valued using any market-derived indicators. Accordingly, the derivative asset was initially recognized by comparing a similar instrument without the conversion option and discounting the fair value of the host contract with the non-convertible instrument interest rate, which the Company estimates would be 15%. As at April 30, 2018, the fair value of the derivative asset remained the same.

	Convertible	Derivative	Total
	note receivable	asset
	$	$	$

September 30, 2017	-	-	-
Advance	2,067,000	433,000	2,500,000
Interest	11,759	-	11,759
April 30, 2018	2,078,759	433,000	2,511,759

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

9.	Property, Plant and Equipment

	Land	Buildings	Leasehold	Equipment	Assets not	Total
			Improve-	and	yet in service
			ments	Fixtures
	$	$	$	$	$	$
Cost

On formation, February 23, 2017	-	-	-	-	-	-
Property, plant and equipment of acquired companies (note 11).	1,000,000	3,919,453	15,442,221	531,753	9,032,864	29,926,291
Purchases	-	-	17,710	-	1,398,685	1,416,395

At September 30, 2017	1,000,000	3,919,453	15,459,931	531,753	10,431,549	31,342,686

Purchases	-	-	275,775	698,354	-	974,129
Disposal	-	-	-	(21,025)	-	(21,025)
Assets placed into service	-	-	10,431,549	-	(10,431,549)	-

At April 30, 2018	1,000,000	3,919,453	26,167,255	1,209,082	-	32,295,790

Accumulated depreciation

On formation, February 23, 2017	-	-	-	-	-	-
Depreciation expense	-	47,009	535,300	45,571	-	627,880

At September 30, 2017	-	47,009	535,300	45,571	-	627,880

Depreciation expense	-	59,829	1,192,537	145,659	-	1,398,025
Disposal	-	-	-	(7,884)	-	(7,884)

At April 30, 2018	-	106,838	1,727,837	183,346	-	2,018,021

Net book value

On formation, February 23, 2017	-	-	-	-	-	-
At September 30, 2017	1,000,000	3,872,444	14,924,631	486,182	10,431,549	30,714,806
At April 30, 2018	1,000,000	3,812,615	24,439,418	1,025,736	-	30,277,769

Assets not in service consist of real estate facilities under improvement prior to commencement of commercial operations.

In the period ended September 30, 2017, the Company capitalized interest of $118,656 representing the cost of borrowing to fund property, plant and equipment additions. The loans bore interest at 8% per year.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

10.	Reverse Takeover Transaction

As a result of the RTO Amalgamation described in note 1 between Arco and Cannex Group, Cannex Group acquired control of the Company. Accordingly, this is a reverse acquisition for accounting purposes.

For accounting purposes, Cannex Group is treated as the accounting parent (legal subsidiary) and the Company is treated as the accounting subsidiary (legal parent). As Cannex Group was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value, with the share capital, reserves and deficit of the Company being eliminated at the date of acquisition.

The cost of an acquisition should be based on the fair value of consideration given, except when the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. The consideration of the acquisition is therefore C$2,000,003, calculated as 2,000,003 common shares at C$1.00 per share, which was equivalent to $1,558,802 at the Amalgamation Date. This represents the fair value of the number of shares that Cannex would have had to issue to the shareholders of Arco to give the shareholders of Arco the same percentage equity interest in the combined entity that results from the reverse acquisition. The total purchase price of $1,558,802 has been allocated as follows:

Cash	$4,907
Receivables	10,942
Accounts payable and accrued liabilities	(128,231)
Listing expense	1,671,184
Purchase price	$1,558,802

A listing expense of $1,671,184 has been included in the statement of comprehensive loss to reflect the difference between the fair value of the amount paid and the fair value of the net assets received from Arco in accordance with IFRS 2 – Share-based Payments.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

11.	BrightLeaf Acquisition of Subsidiaries

In April 2017, BrightLeaf acquired the members’ equity of REP, Fuller and AG-Grow in exchange for members equity of BrightLeaf and notes payable of $600,000. REP and Fuller lease cannabis facilities and AG-Grow sells supplies to cannabis producers. The transaction was between entities under common control and BrightLeaf assumed the net book values of the assets and liabilities of REP, Fuller and AG-Grow as follows:

	AG-Grow	Fuller	REP	Total
	$	$	$	$

Assets acquired
Cash	17,026	18,354	147,768	183,148
Other current assets	1,623,894	-	-	1,623,894
Trade receivables	-	-	406,101	406,101
Property, plant and equipment	-	9,032,864	20,893,427	29,926,291
Due from Fuller	-	-	494,866	494,866
	1,640,920	9,051,218	21,942,162	32,634,300
Liabilities assumed
Accounts payable and accrued liabilities	(405,515)	(4,457,666)	(75,574)	(4,938,755)
Due to REP	-	(494,866)	-	(494,866)
Loans (notes 12 and 14)	(1,337,800)	(4,098,686)	(22,793,217)	(28,229,703)
	(1,743,315)	(9,051,218)	(22,868,791)	(33,663,324)

Net deficiency assumed	(102,395)	-	(926,629)	(1,029,024)
Consideration paid – promissory notes (note 14)	(600,000)	-	-	(600,000)
	(702,395)	-	(926,629)	(1,629,024)

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

12.	Revolving Loans

$

Formation, February 23, 2017	-

Loans assumed (note 11)	2,425,885
Capitalized interest	22,548
Interest	77,629
Advances	725,000

September 30, 2017	3,251,062

Interest	43,608
Advances	257,173
Repayments (principal and interest)	(3,427,038)
Converted to equity (note 16)	(124,265)

April 30, 2018	-

	April 30	September 30
	2018	2017
	$	$

Unsecured revolving credit facility with Global Real Estate Properties, LLC, a related party, that allows it to borrow principal of up to $2,500,000. The facility bears interest at 8%.	-	1,946,673

Unsecured revolving credit facility with Marine Phoenix LLC, a related party, that allows it to borrow principal of up to $2,000,000. The facility bears interest at 8%.	-	1,304,389

	-	3,251,062

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

13.	Accounts Payable and Accrued Liabilities

	April 30	September 30
	2018	2017
	$	$

Trade accounts payable	2,016,867	2,695,994
Accrued liabilities	311,640	51,192
Sales taxes	48,648	86,671
Accounts payable and accrued liabilities	2,377,155	2,833,857

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

14.	Promissory Notes and Notes Receivable a) Promissory Notes

$

Formation, February 23, 2017	-

Loans assumed (note 11)	26,403,818
Converted to equity (note 16)	(1,706,120)
Capitalized interest	96,108
Interest	715,176
Repayments (principal and interest)	(3,035,396)

September 30, 2017	22,473,586

Advances	230,000
Converted to equity (note 16)	(768,000)
Interest	381,429
Repayments (principal and interest)	(19,780,967)

April 30, 2018	2,536,048

	April 30	September 30
	2018	2017
	$	$

Financial statement presentation:
Current liabilities	932,266	20,568,126
Non-current liabilities	1,603,782	1,905,460
	2,536,048	22,473,586

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

14.	Promissory Notes and Notes Receivable (continued)

The loan balances outstanding and significant loan terms at the financial statement dates were:

	April 30	September 30
	2018	2017
	$	$

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on December 14, 2017.	-	2,973,895

The note bears interest at 8.5% annually, with monthly payments of $82,066 including interest with the final payment due March 31, 2021, secured by property, plant and equipment of the Company.	2,536,048	2,890,252

Promissory notes due to related parties. The notes bear interest at 8.0% compounded semi-annually, with interest payable on maturity of the notes on January 1, 2018	-	15,844,889

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on March 1, 2018.	-	157,000

Promissory notes due to related parties on the purchase of AG- Grow. The notes bear interest at 3.0% compounded semi- annually, with interest payable on maturity of the notes on April 24, 2018.	-	607,550
	2,536,048	22,473,586

All related party promissory notes are unsecured.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

14.	Promissory Notes and Notes Receivable (continued) a) Notes Receivable

$
September 30, 2017	-
Notes receivable	530,178
Interest	690
Repayments (principal and interest)	(3,276)
April 30, 2018	527,592

	April 30	September 30
	2018	2017
	$	$

Financial statement presentation:
Current	157,084	-
Non-current	370,508	-
	527,592	-

In the February 2018 and April 2018, the Company issued notes receivable for a total of $530,178 to a related party. The notes bear interest at 6% per year and are payable in 48 instalments aggregating $12,451 per month.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

15.	Convertible Promissory Note

On March 13, 2018, the Company entered into convertible promissory notes for $9,033,025 (note 1). The convertible promissory notes are secured by the units of BrightLeaf and pay 12% interest, calculated and paid monthly, and mature on March 15, 2020. The notes are convertible into common shares of the Company at the option of the subscriber at any time until maturity at a price of C$1.00 per common share. The Company is to make monthly payments equal to the lesser of (1) interest for the previous month; and (2) 50% of the distributable cash of BrightLeaf, with distributable cash defined as cash received by BrightLeaf minus payments to lenders, cash expenses and expenditures and cash reserves. If the Company fails to make payments on time, the interest rate increases to 18% until the default is remedied, and an additional 50% late payment fee is charged.

The Company received a waiver from the holders of the notes described above, allowing it to defer required payments until August 2018 with no penalty. The Company requested this waiver as an accommodation to allow it to instead completely pay down a trade payable, which was interest bearing at 12% per year. As of August 2018, the trade payable was completely paid down, and the first required payment to the holders of the notes described above has been made.

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the US$/C$ foreign exchange rate. The Company valued the derivative liability, that is the conversion option, by using the Black-Scholes option pricing model with the following assumptions:

	March 13	April 30
	2018	2018

Annualized share price volatility	100%	100%
Risk-free interest rate	1.83%	2.11%
Expected lives	2.0 years	1.9 years
Dividend yield	0.0%	0.0%

The liability component at March 13, 2018 was $4,444,022 and the derivative liability was $4,589,000.

On April 30, 2018, the fair value of the derivative liability was estimated at $5,077,000 with the result that the Company recorded a loss on the change in fair value of the derivative liability in the period ended April 30, 2018 of $488,000. As at April 30, 2018, convertible promissory notes included interest accrued of $445,464.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

16.	Share Capital and Members’ Capital

Authorized capital

Unlimited number of common shares without par value; and Unlimited Class A shares without par value.

The holders of the Class A shares are entitled to receive notice of and to attend all meetings of the shareholders or holders of Class A shares and to one vote per Class A share at any meeting of the shareholders of the Company provided that the holders of the Class A shares are not entitled to vote for the election or removal of the directors of the Company. Class A holders are entitled to receive dividends as and when declared by the board if also paid to holders of common shares. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Class A shares are entitled to share rateably, together with holders of common shares, in such assets of the Company as are available for distribution.

Each Class A share shall be convertible into one common share, without payment of additional consideration, at the option of the holder thereof as follows:

	a)	at any time that is not a restricted period;

b)

if the Company determines that it has ceased to be a "foreign issuer" (see below), as such term is defined in Rule 902(e) of the US Securities Act, and has notified the holders of the Class A shares of such determination;

c)

if there is an offer to purchase the common shares which must be made by reason of applicable securities legislation or the rules or policies of a stock exchange to all or substantially all of the holders of common shares any of whom are in, or whose last address as shown on the books of the Issuer is in, a province or territory of Canada to which the relevant requirement applies.

For these purposes, a "Restricted Period" means any time at which the board of directors of the Company reasonably believes that the Company is a "Domestic Issuer" under applicable United States securities laws – being a U.S. issuer or a non-U.S. issuer that has a majority (50.1% or more) of its outstanding voting securities held by U.S. residents and either the majority of the executive officers or directors are U.S. citizens or residents, a majority of the assets of the issuer are located in the U.S., or the business of the issuer is administered principally in the U.S. – or would become a Domestic Issuer as a result of the issuance of common shares upon the conversion of a Class A share.

In addition, each Class A share may be converted into one common share at any time and from time to time at the option of the Company upon notice to the holder.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

16.	Share Capital and Members’ Capital (continued)

Issued capital

87,192,203 common shares 96,521,734 Class A shares

Fiscal 2018

In the period ended April 30, 2018, BrightLeaf converted promissory notes of $768,000 and revolving loans of $124,265 to members’ equity.

In March 2018, the Company undertook the RTO Amalgamation (note 1) that resulted in a net reduction of equity of $9,033,025. The change in the legal structure resulted in the reclassification of $2,777,742 of

BrightLeaf members’ equity to share capital and the reclassification of $1,462,329 from common shares to Class A shares to reflect the value of 96,521,734 Class A shares issued in connection with the RTO Amalgamation.

In March 2018, in conjunction with the RTO Amalgamation (note 1), the Company issued 48,219,872 units at C$1.00 per share for gross proceeds of C$48,219,872 ($37,582,568). Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share at a price of C$1.50 per common share for a period of two years from the date of issuance. The Company paid cash commissions of $1,188,449, finders’ fees of $459,068, issued 1,652,279 share purchase warrants with a fair value of $554,933 and incurred legal and other direct issuance costs of $630,640.

The fair value of the warrants was determined using the Black Scholes option pricing model assuming volatility of 100%, a risk-free return of 2.11%, a dividend yield of 0% and a life of two years.

In October 2017, Cannex Group issued 30,000,000 common shares to certain individuals who held ownership interests in the members of BrightLeaf, Global Real Estate Properties LLC, 4Steps Ahead LLC, and Verde Cinco LLC at a price of C$0.0001 per share for aggregate cash consideration of C$3,000 ($2,381). The Company recorded share based compensation of $473,779, being the difference in the fair value of shares issued ($476,160) and cash received ($2,381).

In November 2017, Cannex Group issued 60,439,944 common shares at a price of C$0.02 per share for aggregate cash consideration of C$1,208,799 ($949,630).

In November 2017, Cannex Group issued 7,343,707 common shares for aggregate cash consideration of C$734,371 ($577,585) of which C$236,000 ($188,800) had been received as subscription receipts as at September 30, 2017.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

16.	Share Capital and Members’ Capital (continued)

Fiscal 2017

During the period ending September 30, 2017, Cannex Group issued 12,933,571 common shares at a price of C$0.005 for gross proceeds of C$64,668 ($50,990), and 6,416,784 common shares at a price of C$0.02 per share for gross proceeds of C$128,336 ($101,013). In September 2017, Cannex Group issued 16,360,056 common shares at C$0.02 per share as compensation for services provided or to be provided with a value of C$327,201 ($261,761). Of these shares, 14,875,056 were issued to members of BrightLeaf.

During the period ended September 30, 2017, members contributed net cash of $1,808,381 (Cash contributions of $2,308,380 and cash distributed of $499,999). Certain members loans totaling $1,706,120 were converted to members’ equity (note 14).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

17.	Reserves

Reserves comprise the fair value of stock option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange.

	Warrants	Share-based	Foreign	Total
		compensation	currency
		reserve	translation
			reserve
	$	$	$	$

Formation, February 23, 2017	-	-	-	-

Foreign currency translation reserve	-	-	(9,272)	(9,272)

September 30, 2017	-	-	(9,272)	(9,272)

Foreign currency translation reserve	-	-	(348,809)	(348,809)
Fair value of broker warrants issued	554,933	-	-	554,933
Share-based compensation	-	3,278,936	-	3,278,936

April 30, 2018	554,933	3,278,936	(358,081)	3,475,788

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

18.	Warrants

	Financing Warrants		Broker Warrants
	Warrants	Weighted	Warrants	Weighted
	Outstanding	Average	Outstanding	Average
		Exercise		Exercise Price
Price
		C$		C$

February 23, 2017 and
September 30, 2017	-	-	-	-

Issued	24,109,936	1.50	1,652,279	1.00

At April 30, 2018	24,109,936	1.50	1,652,279	1.00

The Company did not have any warrants outstanding before September 30, 2017.

At April 30, 2018, warrants were outstanding enabling holders to acquire common shares or units as follows:

Number of Financing	Number of Broker	Exercise	Expiry Date
Warrants	Warrants	Price
		C$

24,109,936	-	1.50	March 13, 2020
-	1,652,279	1.00	March 14, 2020

24,109,936	1,652,279

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

19.	Share-Based Compensation

Cannex’s board of directors has adopted rolling stock option plans under which the Company is authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common shares and 10% of the issued and outstanding Class A shares. The exercise price of each option is based on the market price of the Company’s stock for a period preceding the date of grant. The options can be granted for a maximum term of ten years and vest as determined by the board of directors. The

Company’s shares trade in Canadian dollars and options granted to date have been denominated in Canadian funds.

The Company’s practice is to issue share options with a term of five years that vest in increments over a three- year period.

Option Grants

In December 2017, the Company granted 11,650,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.00 per share until December 2022. Options granted to directors, employees and consultants vest in three equal tranches: March 13, 2018; March 13, 2019 and March 13, 2020. Options granted for investor relations vest in four equal tranches on June 13, 2018, September 13, 2018, December 13, 2018 and March 13, 2019.

A summary of stock option activity to April 30, 2018 follows. The Company did not have any options outstanding before September 30, 2017:

	Stock Options	Weighted Average
	Outstanding	Exercise Price
		C$

February 23, 2017 and	-	-
September 30, 2017

Granted	11,650,000	1.00
Forfeited	(250,000)	1.00

April 30, 2018	11,400,000	1.00

During the period ended April 30, 2018, the Company recognized share-based compensation of $3,278,936 (September 30, 2017 - $nil) in connection with stock options issued and vested.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

19.	Share-Based Compensation (continued)

At April 30, 2018, the Company had outstanding and exercisable stock options as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted	Weighted	Number	Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
		Life	Price		Price
C$			C$		C$

$1.00	11,400,000	4.6 years	1.00	3,700,000	1.00

The weighted average grant-date fair value of options awarded in the period ended April 30, 2018 was C$0.75 ($0.58) . The Company employed the Black-Scholes option-pricing model using the following weighted average assumptions to determine share-based compensation:

2018

Annualized share price volatility	100%
Risk-free interest rate	2.0%
Expected option lives	4.75 years
Dividend yield	0.0%

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

20.	Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company’s board of directors and executive officers.

Key management personnel compensation was:

	Seven Months	Formation on
	Ended	February 23, 2017
	April 30	to September 30,
	2018	2017
	$	$

Short-term employee benefits	105,326	72,917
Management fees (included in wages and salaries)	160,290	-
Finders’ fees	411,369	-
Fair value of finders’ warrants (note 18)	173,435	-
Share-based compensation (notes 16 and 19)	2,659,689	-
	3,510,109	72,917

Included in management fees above are amount paid to companies controlled by related parties:
• A company controlled by the Company’s CEO	46,812	-
• A company controlled by the Company’s CFO	46,812	-
• A company controlled by the Company’s COO	66,666	-

Finders’ fees above were paid and finders’ warrants issued to companies controlled by directors.

Short-term employee benefits were paid or accrued directly to employees and directors of the Company.

Share-based compensation comprised the fair value of incentive stock options awarded to directors and officers ($2,185,910) and the fair value of shares issued to insiders in excess of the cash consideration paid ($473,779).

During the period ended September 30, 2017, BrightLeaf acquired three subsidiaries in non-arm’s length transactions, see note 11.

In October 2017, the Company issued common shares to insiders of the Company for cash consideration of C$0.001 per share. The Company determined that the fair value at the issue date was C$0.02, resulting in an aggregate benefit to the subscribers as follows: the Company’s COO, $2,143; and a director of the Company, $89,070.

At April 30, 2018, the Company owed $nil (September 30, 2017 - $3,251,062) to related parties on account of revolving loans (note 12); $nil (September 30, 2017 - $19,583,334) to related parties on account of promissory notes (note 14); and $9,283,194 (September 30, 2017 - $nil) to related parties on account of convertible promissory notes and derivative liabilities (note 14).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

20.	Related Party Transactions (continued)

During the period ended April 30, 2018, the Company generated product sales of $2,106,794 (2017 - $792,805) and rental income of $3,498,240 (2017 - $2,565,376) from a company owned by an individual holding 2,037,658 common shares and 12,015,565 Class A shares (see note 23).

During the period ended April 30, 2018, the Company generated product sales of $78,830 (2017 - $nil) and rental income of $1,200,000 (2017 - $nil) from a company owned by a member of the board of the Company (see note 23).

In the period ended April 30, 2018, the Company paid or accrued interest of $699,657 (2017 - $653,619) to related parties.

As at April 30, 2018, $63,343 (September 30, 2017 - $nil) is owing to related parties on account of compensation and expenses incurred.

As at April 30, 2018, $1,365,887 (September 30, 2017 - $252,365) of the Company’s trade receivables were due from companies controlled by related parties.

As at April 30, 2018, $527,592 (2017 - $nil) of notes receivable is due from companies controlled by related parties.

21.	Commitments

The Company has entered into a commercial property lease with a remaining life of 5.1 years, with a five-year renewal option. The future minimum rental payments under the lease at April 30, 2018 were:

Years ending April 30	$

2019	247,500
2020	255,000
2021	255,000
2022	255,000
2023	255,000
2024	21,250
1,288,750

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

22.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

Year ended April 30,	2018	2017
	$	$

Loss before income taxes	(4,428,540)	701,715

Expected income tax recovery	(1,195,706)	182,446
BrightLeaf income allocated to its members	(513,002)	1,681,471
Effect of foreign tax rates	7,986	-
Permanent difference	1,570,332	68
Effect of change in future tax rates	(734,091)	-
Change in unrecognized temporary differences	136,846	55,945

Total income tax expense (recovery)	(727,635)	1,919,930

Current income tax (recovery)	75,000	-
Deferred income tax (recovery)	(802,635)	1,919,930
	(727,635)	1,919,930

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

In December 2017, the United States government proposed changes to the Federal corporate income tax rate to reduce the rate from 34% to 21% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on December 22, 2017. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company’s Federal income tax rate from 34% to 21% applicable to the Company’s

US subsidiaries.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2018	Expiry Date	2017	Expiry Date
		Range		Range

Property, plant and equipment	-	Indefinite	-	Indefinite
Share issue costs	1,809,647	Indefinite	-	Indefinite
Non-capital losses available for future period	1,428,717	2037-2038	224,374	2037

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

22.	Income Taxes (continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2018	2017
	$	$

Deferred tax assets (liabilities)
Property and equipment	(1,117,295)	(1,919,930)

Net deferred tax liability	(1,117,295)	(1,919,930)

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Section 280E of the Tax Code prohibits businesses from taking deductions or credits in carrying on any trade or business consisting of trafficking in controlled substances which are prohibited by federal law. The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are authorized under state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the application of Section 280E. Under a number of cases, the United States Supreme Court has held that income means gross income (not gross receipts). Under this reasoning, the cost of goods sold is permitted as a reduction in determining gross income, notwithstanding Section 280E. Although proper reductions for cost of goods sold are generally allowed to determine gross income, the scope of such items has been the subject of debate, and deductions for significant costs may not be permitted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Thus, the Company, to the extent of its "trafficking" activities (if applicable), and/or key contract counterparties directly engaged in trafficking in cannabis, may be subject to United States federal tax, without the benefit of deductions or credits.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

23.	Segment Reporting

As at April 30, 2018, the Company had three reportable segments: (1) real estate; (2) supplies; and (3) corporate. Operating segments are aggregated and organized by the nature of the product and service provided.

April 30, 2018	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	4,698,240	2,241,928	-	6,940,168
Depreciation and amortization	1,398,000	-	25	1,398,025
Interest expense	404,036	19,012	446,913	869,961
Interdivisional sales (purchases)	(64,500)	64,500	-	-
Income (loss) before income taxes	2,486,790	446,315	(7,361,645)	(4,428,540)
Share-based compensation	-	-	3,752,715	3,752,715
Capital expenditures	974,129	-	-	974,129
Income tax expense (recovery)	(633,635)	30,000	(124,000)	(727,635)
Total assets	30,600,925	1,530,842	14,967,021	47,098,788

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

23.	Segment Reporting (continued)

September 30, 2017	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	2,565,376	773,638	-	3,339,014
Cost of sales	-	645,823	-	645,823
Depreciation and amortization	627,880	-	-	627,880
Interest expense	741,665	43,589	7,551	792,805
Interdivisional sales (purchases)	(699,094)	699,094	-	-
Income (loss) before income taxes	1,087,670	(6,977)	(378,978)	701,715
Income tax expense	1,919,930	-	-	1,919,930
Capital expenditures	1,297,739	-	-	1,297,739*
Total assets	29,819,635	1,517,040	447,286	31,783,961

* Does not include capitalized interest of $118,656

The geographical location of assets is as follows:

	April 30	September 30
	2018	2017
	$

US	35,268,206	31,347,716
Canada	11,830,582	436,245
Total assets	47,098,788	31,783,961

All of the Company’s long-lived assets are located in the United States. All revenues were generated in the United States.

The following customers represented more than 10% of sales (see note 20):

	April 30, 2018		September 30, 2017
	Amount	%	Amount	%
	$		$

Customer A	5,605,034	81	3,358,181	98

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

24.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. The Company does not have a practice of trading derivatives.

Fair Values

Other than derivative assets and a derivative liability, the Company does not hold any financial instruments subject to level 1, 2 or 3 fair value measurements. There were no changes in level 1, 2, or 3 financial instruments during the period ended April 30, 2018.

Foreign Exchange Risk

The Company’s activities are primarily undertaken in the United States but the parent company is located in Canada and the Company is exposed to changes in exchange rate between the US and Canadian dollars.

As at April 30, 2018 with other variables unchanged, a 10% increase (decrease) in the Canadian dollar would decrease (increase) net earnings by approximately $57,000. Exposure to the Canadian dollar on financial instruments is as follows:

Balance at April 30, 2018	$

Cash and cash equivalents	245,412
Receivables	67,107
Accounts payable and accrued liabilities	(1,043,507)

Balance at September 30, 2017	$

Cash and cash equivalents	263,071
Receivables	542
Accounts payable and accrued liabilities	(60,398)

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Cash earns interest based on market interest rates. The Company’s revolving loans and promissory notes have a fixed interest rates and are not exposed to interest rate risk until maturity.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

24.	Financial Risk Management (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The

Company’s credit risk arises primarily with respect to its cash and cash equivalents and trade receivables.

The Company manages credit risk by holding cash with large reputable financial institutions and trading with recognized creditworthy third parties. In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of Canada and the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

April 30, 2018	Less than	Three to 12	One to five	Total
	three months	months	years
	$	$	$	$

Accounts payable and accrued liabilities	2,377,155	-	-	2,377,155
Promissory notes	193,672	738,594	1,603,782	2,536,048
Convertible promissory notes	276,645	867,556	8,334,285	9,478,486
	2,847,472	1,606,150	9,938,067	14,391,689

Fair Value

The fair value of the Company’s financial assets and financial liabilities, other than a convertible note receivable and convertible promissory notes, approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, notes receivable, a market rate of interest.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Consolidated Financial Statements
For the Seven Months Ended April 30, 2018
(United States dollars)

25.	Earnings (Loss) Per Share

	April 30	September 30
	2018	2017

Loss for the period	$(3,700,905)	$(1,218,215)
Weighted average number of common shares outstanding	128,941,519	13,147,825
Loss per share, basic and diluted ($ per share)	(0.03)	(0.09)

Diluted income (loss) per share for the periods ended April 30, 2018 and September 30, 2017 are the same as basic income (loss) per share. At April 30, 2018, the exercise of the 11,400,000 share options and 25,762,215 warrants would be anti-dilutive; and at September 30, 2017, there were no stock options or warrants outstanding.

26.	Supplemental Disclosure With Respect to Cash Flow

During the period ended April 30, 2018 the Company incurred the following non-cash transactions:

Share issuance costs included in accounts payable of $810,943.

Issued agents warrants valued at $554,933 (note 16).

Recorded a non-cash loss of $488,000 on the change in fair value of a derivative liability (note 15).

Converted promissory notes of $768,000 (Note 14) and revolving loans of $124,265 (note 13) into equity.

During the period ended September 30, 2017 the Company incurred the following non-cash transactions:

Share issuance costs included in accounts payable of $2,400.

Shares issued for prepaid services valued at $156,267.

27.	Event After the Reporting Period

In August 2018, the Company advanced a further $1,000,000 under its convertible promissory note with Jetty, see note 8.